AMSTEEL CORPORATION BERHAD (20667-M)
A Member of The Lion Group

15 November 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

02060165

02 DEC -3 AM 11:07

SUPPL

Attn : Ms Victoria C Choy

PROCESSED
DEC 09 2002
THOMSON
FINANCIAL

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith the following documents for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934:

a) General Announcement dated 8 November 2002, Re: Proposed disposal by Henrietta Rubber Estate Limited of 900.87 acres of freehold agricultural land in the Tanjung Rambutan Estate within the town boundary of Tanjung Rambutan and the Mukim of Ulu Kinta, Perak Darul Ridzuan for a cash consideration of RM27.927 million;

   Proposed joint-venture by Beijing Parkson Light Industry Development Co.,Ltd, a 65%-owned subsidiary of Amsteel Corporation Berhad, with Xinjang Friendship (Group) Co., Ltd. and

b) General Announcement dated 12 November 2002, Re: Proposed disposal by Amsteel Securities (M) Sdn. Bhd., an 83.78% owned subsidiary of Datavest Sdn. Bhd., which is in turn a wholly-owned subsidiary of Amsteel Corporation Berhad, to Affin-UOB Securities Sdn. Bhd. of its stock broking business and certain assets for a total cash consideration of RM42,253,000.

Please contact the undersigned if you have any query.

Yours faithfully
AMSTEEL CORPORATION BERHAD

CHAN POH LAN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Telefax: (603) 21623448

Form Version 2.0

General Announcement

Submitted by OT_OSK SECURITIES on 08/11/2002 05:12:10 PM
Reference No OS-021108-59745

Submitting Merchant Bank (if applicable)	:	OSK SECURITIES BERHAD
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	AMSTEEL CORPORATION BERHAD
* Stock name	:	AMSTEEL
* Stock code	:	2712
* Contact person	:	Joseph Soo/Jason Lam
* Designation	:	Senior Manager/Senior Executive

* Type : ◉ Announcement ○ Reply to query

* Subject :

PROPOSED DISPOSAL BY HENRIETTA RUBBER ESTATE LIMITED ("HENRIETTA" OR THE "VENDOR") OF 900.87 ACRES OF FREEHOLD AGRICULTURAL LAND IN THE TANJUNG RAMBUTAN ESTATE WITHIN THE TOWN BOUNDARY OF TANJUNG RAMBUTAN AND THE MUKIM OF ULU KINTA, PERAK DARUL RIDZUAN FOR A CASH CONSIDERATION OF RM27.927 MILLION ("PROPOSED DISPOSAL")

PROPOSED JOINT-VENTURE BY BEIJING PARKSON LIGHT INDUSTRY DEVELOPMENT CO., LTD. ("BEIJING PARKSON"), A 65%-OWNED SUBSIDIARY OF AMSTEEL CORPORATION BERHAD ("AMSTEEL"), WITH XINJIANG FRIENDSHIP (GROUP) CO., LTD. ("XINJIANG") ("PROPOSED JOINT-VENTURE")

* **Contents :-**

We refer to the announcements made by OSK Securities Berhad ("OSK"), on behalf of the Board of Directors of Amsteel ("Board"), on 27 August 2002 and 29 August 2002 in relation to the Proposal Disposal and the Proposed Joint-Venture respectively.

On behalf of the Board, OSK wishes to announce that the Securities Commission ("SC") had vide its letter dated 6 November 2002, which was received on 7 November 2002:-

(i) did not approve the waiver sought by Amsteel from the SC from having to obtain the SC's approval for the Proposed Disposal; and

(ii) confirmed that the SC's approval is not required for the Proposed Joint-Venture.

An application to the SC for the Proposed Disposal will be made within three (3) months from the date of this announcement.

This announcement is dated 8 November 2002.